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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                January 30, 2004





                               LIHIR GOLD LIMITED



                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)





================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




LIHIR GOLD LIMITED




By: /s/ Mark Laurie
   Name:  Mark Laurie
   Title: Company Secretary

Date: January 30, 2004

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea


30 JANUARY 2004

                    FOURTH QUARTER PRODUCTION AND EXPLORATION
                           REPORT TO 31 DECEMBER 2003


HIGHLIGHTS (UNAUDITED)

PRODUCTION

   -  GOLD PRODUCTION FOR THE QUARTER WAS 160,065 OUNCES

   -  GOLD PRODUCTION FOR THE YEAR WAS 550,772 OUNCES

   - TOTAL MATERIAL MILLED FOR THE YEAR WAS 3,926 KT, A 2.6% INCREASE ON THE PREVIOUS YEAR AND A RECORD

COSTS

   - TOTAL CASH COSTS WERE US$273 /OZ FOR THE QUARTER AND WERE US$301 /OZ FOR THE YEAR

   - GROSS CASH COSTS WERE US$297 /OZ FOR THE QUARTER AND WERE US$319 /OZ FOR THE YEAR


REVENUE

   - AN AVERAGE CASH GOLD PRICE OF US$395/OZ WAS REALISED IN THE QUARTER, GIVING AN AVERAGE OF US$364 FOR THE YEAR.

RESOURCE AND EXPLORATION

   - RESOURCE/RESERVE REVIEW TO BE RELEASED IN FEBRUARY WITH THE 2003 FINANCIAL RESULTS.

MANAGING DIRECTOR'S REVIEW

As forecast in October, the final quarter saw improved plant performance with records being set and higher gold grades. Full year gold production met the most recent forecast of 550,000 ounces.

This performance resulted from improvements undertaken during the year, particularly identifying and remedying bottlenecks and sources of unreliability in the plant. This work, combined with that planned for the major shutdown scheduled for February, provides a sound platform for 2004.

Mine production suffered from the need to do further mining in less productive areas deep in the Minifie pit. While there will be continued focus on improving and locking in advances in plant throughput and reliability, we will also increase our efforts in the mining and mine planning areas. Additional mining equipment, the purchase of which has been brought forward from 2005 has been ordered for delivery in March and April to underpin our mining efforts.



Quarterly production and exploration report to 31 December 2003

Unit gross cash costs showed an improving trend with rising production. This position was assisted by the Company being able to take advantage of the high spot gold prices in the quarter, selling all available production at an average cash price of US395 / oz. However, Lihir continues to be adversely impacted by unfavourable exchange rates, oil prices and maintenance costs, which are receiving ongoing management attention.

Expansion studies undertaken to date have shown that additional stand-alone autoclaves are not economic, particularly with the stronger Australian currency and on the basis of the currently forecast long-term gold price. However, this work has shown that the incorporation of flotation into the process circuit has promise and this is being progressed as a matter of priority.

The equity raising conducted in November has positioned Lihir well to take advantage of a number of identified efficiency and cost saving improvements. Construction of the 30MW geothermal power station is progressing towards commissioning by April 2005, the potential advancement of the Kapit ore body with a fast-tracked depressurisation programme is being scoped, and retirement of the relatively expensive loan facility with the European Investment Bank/Mineral Resources Development Company is scheduled for April.


/s/ Neil Swan

NEIL SWAN
MANAGING DIRECTOR



OPERATION REVIEW (please refer to the final page for more detailed comparative production and cost data)

PRODUCTION

(i) Performance

                      VARIANCE REPORT
-------------------------------------------------------
                        Q4 V Q3 2003        2003 V 2002
                          VARIANCE           VARIANCE
-------------------------------------------------------
Total Material Moved       (3.9%)             (12.7)%
Ore Milled                  9.6%               2.6%
Ore Milled Grade            7.8%              (9.5)%
Gold Recovery              (1.6%)             (1.0)%
Gold Produced              21.7%              (9.3)%


(ii) Mining

Total material movement of 8,522 kt was down 3.9% on the previous quarter and down 12.7% on the previous year.

Later than predicted presentation of ore required the mining of a higher percentage of lower productivity 6m benches from deep in the Minifie pit, resulting in an increase in average haul distances and reduced movement from the more productive 12m benches in Lienetz.


Quarterly production and exploration report to 31 December 2003

Mining activity was also hampered by haul truck and shovel availability issues and continued difficult haul road and floor conditions in the pits. Improvement projects continue with the emphasis on haul road construction, maintenance systems and reliability issues.

(iii) Process Plant

Gold production for the quarter was 160,065 oz, giving total production of 550,772 oz for the year.

Mill throughput of 1,082 kt for the quarter was a record. Autoclave availability increased to 91% for the same period, reflecting the full benefits of installation of the additional Geho feed pumps for the first time. Clay-rich ore types requiring longer processing time continued to affect availability and measures to manage this are being explored.

Gold recovery declined to 86.4%, affected by the increased throughput rates, emergence of fine gold adsorbed on clays and low carbon activity. Design of a carbon regeneration upgrade is in progress and pilot scale gravity concentration trials are planned for first quarter 2004. Inventory of gold on carbon was reduced after having increased the previous quarter.

HEALTH, SAFETY AND ENVIRONMENT

There were 2 Lost Time Incidents during the quarter and 12 for the year, giving a 12-month Lost Time Incident Frequency Rate of 0.30 per 200,000 hours. This frequency rate was the same as that experienced for 2002. (A Lost Lime Incident is when a person cannot return to normal work duties for the following shift.)

There were no reportable environmental incidents during the three months.



RESOURCE AND EXPLORATION

The resource/reserve development programme continued on the Kapit and West Caldera geochemistry targets. In-fill drilling of the Lienetz deposit also commenced. In total, 12 diamond holes for 4332m were completed.

Kapit Zone

Assay results from 1 hole were returned, together with results from 3 geotechnical investigation holes targeting the Kapit sea wall. These are summarised below:

                                       Kapit

        Hole number      Target        From     Downhole     Gold Grade
                                       (m)    Interval (m)    (g Au/t)
         DDHL1119         Kapit        192         38           3.58
                                       270         20           2.33
                                       316         10           2.42
                                       336         22           2.52
         DDHL1084    Kapit Seawall*     20         70           3.10
                                       134         36           4.93
         DDHL1085    Kapit Seawall*    110         34           3.28
         DDHL1086    Kapit Seawall*     86          8           3.72
                                       150         30           2.34

                     *Geotechnical hole

     The above results are selected intersections from within selected holes


Quarterly production and exploration report to 31 December 2003

The latest results have confirmed previous interpretations, as well as extending known mineralisation to the north and east. The mineralisation remains open in both of these directions.

Hole DDHL1119 was drilled along the eastern flank of the Kapit zone. Holes DDHL1084 through to 1086 were drilled as part of the Kapit seawall investigation. Results from DDHL1084 extend the known Kapit mineralisation northwards. Holes DDHL1084 and 1085 were drilled east of known Kapit mineralisation.

West Caldera Drilling

Drilling investigated the two large-scale gold-in-soil anomalies generated during re-sampling of the western caldera area by wacka sampling during 2002. Results received from the 7 holes drilled in this area located no gold intercepts of significance.








Quarterly production and exploration report to 31 December 2003

DECEMBER QUARTER 2003
DRILL RESULTS

                            [PHOTO OF DRILL RESULTS]





Quarterly production and exploration report to 31 December 2003

FINANCIAL (UNAUDITED)

GOLD REVENUE

Following the successful restructure of the hedge book in the third quarter, the Company was able to take full advantage of the high spot gold prices experienced in the fourth quarter. A cash realisation price of $US395/oz was achieved, comparing favourably with the average spot price of $US391 for the period.

Realised revenues for the quarter and for the year were:

                                 FOURTH QUARTER    THIRD QUARTER    2003 YEAR
                                      2003             2003
                                    (US$/OZ)         (US$/OZ)        (US$/OZ)
                                 ---------------------------------------------
     Cash Sales                       395              362             364
     Deferred Hedging Gains /         (23)             (23)            (14)
     Costs*
                                 ---------------------------------------------
     Total                            372              339             350

     Average Spot Price               391              363             363

      *Non cash

Advantage has again been taken of the strengthened spot gold price by deferring delivery into hedge contracts.

COSTS

                                      TOTAL CASH COSTS*
-----------------------------------------------------------------------------------
                                         FOURTH QUARTER   THIRD QUARTER   2003 YEAR
                                              2003            2003
-----------------------------------------------------------------------------------
      GROSS CASH COSTS          US$/OZ        297             322            319

      -  Deferred mining costs                (28)             (8)            (1)

      -  Inventory adjustments                  4             (43)           (17)

      * TOTAL CASH COSTS                      273             271            301**

      * Gold Institute Standard
      ** Includes an adjustment of US$8/oz for the first three Quarters.

While unit cash costs show an improving trend for the quarter with increased production, the Company continues to feel the effects of the stronger Australian dollar/US dollar exchange rate, together with high fuel prices. Importantly, construction of the 30MW geothermal power station commenced in November. This project will deliver substantial savings in 2005 and onwards.

HEDGING



Quarterly production and exploration report to 31 December 2003

No further hedging was undertaken during the quarter. The revised hedge book profile is shown in the following table:

                           FORWARDS       PUT OPTIONS BOUGHT    CALL OPTIONS SOLD

                      OUNCES      PRICE     OUNCES    PRICE     OUNCES    PRICE
                    ------------------------------------------------------------
      Q1 2004          54,494    $325.38     5,000   $335.00     5,000   $365.00
      Q2 2004          54,494    $325.38     5,000   $335.00     5,000   $365.00
      Q3 2004          54,494    $325.38     5,000   $335.00     5,000   $365.00
      Q4 2004          59,438    $325.81     5,000   $335.00     5,000   $365.00
                    ------------------------------------------------------------
    TOTAL 2004        222,920    $325.49    20,000   $335.00    20,000   $365.00
                    ------------------------------------------------------------
       2005           265,478    $333.71    95,000   $320.39    95,000   $326.71
       2006           292,500    $328.50    39,000   $325.26    39,000   $336.74
       2007           330,000    $323.76    96,000   $319.17    96,000   $319.08
       2008           375,475    $331.96    40,000   $335.00    20,000   $365.00
       2009           243,185    $350.76         0   $  0.00         0   $  0.00
       2010            10,000    $327.00         0   $  0.00         0   $  0.00
                    ------------------------------------------------------------
   TOTAL OUNCES     1,739,559              290,000             270,000
                    ------------------------------------------------------------
   AVERAGE HEDGE
     PRICE/OZ                    $331.86             $323.66             $331.12
                    ============================================================

                  *All hedges are US dollar denominated

The mark-to-market value at 31 December 2003 was negative US$199.4 million, based on a spot price of US$417.50 per ounce.

OUTLOOK

It is anticipated that audited results for the year ended 31 December 2003 will be published on or around 24 February 2004.

The updated Resource and Reserve Statement, containing in particular the results from the work undertaken in relation to the Kapit ore body, is in the final stages of preparation and will be released with the audited financial statements.

Production is expected to increase in 2004 to be in excess of 600,000 ounces. Higher-grade ores from the Lienetz deposit are not expected to materially influence production levels until 2005.

Investigations into expansion of plant capacity are proceeding with the focus now on flotation. Work is being directed towards further opportunities for maximising current plant capacity and flotation work, including metallurgical testing and developing mine schedules to identify optimal feed presentation.

The additional 30mw geothermal plant is on track to be operational in April 2005. Other identified steam reserves are being fast-tracked with a view to modular expansion of geothermal capacity and work has been initiated to define the total steam power available to the Company.


Quarterly production and exploration report to 31 December 2003

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:
Mark Laurie
Manager - Corporate & Investor Relations
Tel: +61 7 3229 5483 or +675 986 5576
Fax:  +675 986 4018
Email:  mark.laurie@lihir.com.pg
Website:  www.lihir.com.pg

SHAREHOLDER ENQUIRIES:
Queries related to share registry matters
should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:        1300552270 or +61 3 9615 5970
Fax:        +61 7 3229 9860
Website:    www.computershare.com
E-mail:     john.lawlor@computershare.com.au

ADR DEPOSITORY:
The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel:        +1 212 815 8161
Fax:        +1 212 571 3050
Website:    www.adrbny.com

WEBSITE
www.lihir.com.pg

PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

STOCK EXCHANGE LISTINGS
Australian Stock Exchange (LHG)
Nasdaq  (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares


DIRECTORS
Ross Garnaut - Chairman
Anthony Siaguru - Deputy Chairman
Neil Swan - Managing Director
John O'Reilly
Geoff Loudon
Peter Cassidy



Quarterly production and exploration report to 31 December 2003

PRODUCTION AND FINANCIAL DATA

                                        Unaudited
                                          Full       Fourth      Third       Second        First         Full
                                          Year       Quarter    Quarter      Quarter      Quarter        Year
                                          2003         2003       2003         2003         2003         2002
MINE
Ore mined                     Kt         10,979        2,566      2,996        3,032        2,385        9,291

Material moved                Kt         34,924        8,522      8,866        8,412        9,124       40,013


PROCESSING
Ore milled                    Kt          3,926        1,082        987          924          933        3,828

Grade                         g Au/t       4.94         5.26       4.88         4.65         4.91         5.46

Recovery                      %            88.6         86.4       88.0         90.9         89.9         89.6

Gold poured                   Oz        550,772      160,065    131,517      128,140      131,050      607,087

REVENUE/COSTS
Gold Sold                     Oz        579,127      165,765    130,521      134,028      148,813      593,155

Average cash price            US$/oz        364          395        362          342          352          336
received

Average price received        US$/oz        350          372        339          335          347          356
including deferred
hedging gains / costs

Gross cash cost               US$/oz        319          297        322          344          320          244
- deferred mining costs                      (1)         (28)        (8)          26            9           (6)
- inventory adjustments                     (17)           4        (43)         (20)         (46)         (12)

Total cash costs                            301*         273        271          350          283          226
depreciation & amortisation                  54           54         55           54           53           45
depreciation allocated                      (14)**       (24)      --           --           --           --
to inventories
Total production costs                      341          303        326          404          336          271

      *Includes an inventory adjustment of US$8/oz relating to the first three Quarters
      **Includes an inventory adjustment of US$(6)/oz relating to the first three Quarters.



Quarterly production and exploration report to 31 December 2003
Page 9 of 9